Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR THE THREE MONTHS

ENDED JUNE 30, 2017

Gurgaon, India and New York, Aug 7, 2017 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for three months ended June 30, 2017.

“Q1 has been a very exciting quarter for us. We launched our first mass media branding campaign with Bollywood superstar Ranbir Kapoor and the response has been very positive translating in to Revenue Less Service Cost growth rate of 33.8% - our highest growth in the last 5 quarters. Further, our Revenue (including other income) also witnessed growth rate of 15.3%.We expect this momentum to continue for the remainder of the 2018 fiscal year.  Subsequent to the close of the quarter we also announced the acquisition of Air Travel Bureau Limited (‘ATB’).  ATB is one of the largest corporate travel companies in India and the largest independent corporate travel company. The combination of Yatra’s existing corporate travel business and ATB’s business, we believe, makes us the largest corporate travel platform in India by gross bookings servicing over 650 of some of India’s largest corporations. On the back of the strength in our organic growth and the acquisition of ATB, we are raising our Revenue Less Service Cost growth guidance for FY18 from prior 30% - 35% to now 35% - 40%.”  Dhruv Shringi, Co-founder and CEO.

Financial and Operating highlights for the three months ended June 30, 2017:

•	Revenue (including other income) increased by 15.3% YOY to INR 3,029.3 million.

•	Revenue Less Service Cost[1] increased to INR 1,634.4 million, representing an increase of 33.8% YOY.
•	Revenue Less Service Cost[1] from Hotels and Packages increased to INR 438.5 million, an increase of 38.8% YOY.
•	Standalone Hotel Room Nights Booked during the quarter of 0.5 million, represented an increase of 70.5% YOY.
•	Revenue Less Service Cost[1] from Air Ticketing increased to INR 1,063.3 million, an increase of 25.6% YOY
•	Gross Air Passengers Booked were 1.9 million representing year-over-year (YOY) growth of 14.7% and a change in mix in favor of international travel.
•	Total Gross Bookings (Air Ticketing and Hotels and Packages)[3] reached INR 20.7 billion representing YOY growth of 24.1%.
•	Adjusted EBITDA (Loss)[2] was INR 610.4 million.

	Three months ended June 30,
	2017	2017	2016	YOY Change
	Unaudited
	INR	USD	INR	%
(in thousands except percentages)
Financial Summary as per IFRS
Revenue (including other income)	3,029,296	46,878	2,626,342	15.3%
Results from operations	(970,580)	(15,020)	(55,889)	1,636.6%
Loss for the period	(3,125,933)	(48,373)	(80,965)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs [1]	1,634,421	25,292	1,221,632	33.8%
Air Ticketing	1,063,288	16,454	846,292	25.6%
Hotels and Packages	438,462	6,785	315,835	38.8%
Other	132,671	2,053	59,505	123.0%
Adjusted EBITDA (Loss)[2]	(610,351)	(9,445)	13,008	(4,792.1)%
Operating Metrics
Gross Bookings [3]	20,726,975	320,752	16,698,075	24.1%
Air Ticketing	17,355,888	268,584	13,801,614	25.8%
Hotels and Packages	3,371,087	52,168	2,896,461	16.4%
Net Revenue Margin (%) [4]
Air Ticketing	6.1%		6.1%
Hotels and Packages	13.0%		10.9%
Quantitative details [5]
Air Passengers Booked	1,873		1,633	14.7%
Stand-alone Hotel Room Nights Booked	469		275	70.5%
Packages Passengers Travelled	54		48	12.5%

Note:

1.	Revenue Less Service Cost represents Revenue (including other income) after deducting service costs. See “Certain Non-IFRS Measures.”
2.	See section “Certain Non-IFRS Measures”.

3.	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.
4.	Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.
5.	Quantitative details are considered on a gross basis.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months ended June 30, 2017, the unaudited interim condensed consolidated statement of financial position as at June 30, 2017, the unaudited interim condensed consolidated statement of changes in equity for the three months ended June 30, 2017, and the unaudited interim condensed consolidated statement of cash flows for three months ended June 30, 2017 were converted into U.S. dollars at the exchange rate of 64.62 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Reclassifications

Certain reclassiﬁcations have been made in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive loss, unaudited interim condensed consolidated statement of financial position and unaudited interim condensed consolidated statement of cash flows of prior periods to conform to the classiﬁcations used in the current period. The impact of such reclassiﬁcations on unaudited interim condensed consolidated statements of profit or loss and other comprehensive loss, unaudited interim condensed consolidated statement of financial position and unaudited interim condensed consolidated statement of cash flows is not material.

Material Recent Developments since June 30, 2017

On July 20, 2017, Yatra Online, Inc. (the “Registrant”), through its subsidiary, Yatra Online Private Limited (“Yatra Limited”) agreed to acquire all of the outstanding shares of Air Travel Bureau Limited (“ATB”) pursuant to a Share Purchase Agreement (the “Transaction”), by and among Yatra Limited, ATB and the sellers party thereto (the “Share Purchase Agreement”).

Pursuant to the terms of the Share Purchase Agreement, the Registrant has agreed to acquire a majority of the outstanding shares of ATB (the “First Closing”) in exchange for an upfront payment of approximately $8.0 million (the “Upfront Payment”) and the balance of the outstanding shares of ATB (the “Second Closing”) will be acquired in exchange for the final payment to be made in Q2 of the 2018 calendar year (the “Final Payment”). Based on the terms of the Share Purchase Agreement and management estimates, the Registrant expects the Upfront Payment and the Final Payment not to exceed a total purchase price of $22.5 to $27.5 million and shall be financed through a combination of debt and cash in hand. The First Closing completed on 4th August 2017 and the Second Closing is expected to occur in Q2 of the 2018 calendar year, subject to other customary closing conditions.

ATB is India’s largest independent corporate travel services provider with Gross Bookings of approximately INR 15 Billion generated through a diverse client base of over 400 large and medium sized businesses across India. We believe that as a combined entity, we are now the largest corporate travel services platform in India by Gross Bookings. This acquisition will allow us to deliver best-in-class experiences to an even wider set of travelers, through our web and mobile app platforms and enhance our reach to cross-sell our entire product suite, including hotels, to this customer base.

Results of Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016

Revenue (including other income). We generated revenue of INR 3,029.3 million in the three months ended June 30, 2017, an increase of 15.3% over our revenue of INR 2,626.3 million for the three months ended June 30, 2016.

Service Cost. Our service cost marginally decreased to INR 1,394.9 million in the three months ended June 30, 2017 from INR 1,404.7 million in the three months ended June 30, 2016 due to higher margins as negotiated from the suppliers.

Revenue Less Service Cost (including other income). Our Revenue Less Service Cost increased by 33.8% to INR 1,634.4 million in the three months ended June 30, 2017 from INR 1,221.6 million in the three months ended June 30, 2016. This growth resulted mainly from an increase of 25.6% in our Air Ticketing revenue along with an increase of 38.8% in our Hotels and Packages Revenue Less Service Cost1.

Air Ticketing. Revenue from our Air Ticketing business increased by 25.6% to INR 1,063.3 million in the three months ended June 30, 2017 from INR 846.3 million in the three months ended June 30, 2016. This growth was driven by an increase in gross bookings by 25.8% to INR 17.4 billion in the three months ended June 30, 2017 from INR 13.8 billion in the three months ended June 30, 2016. The expansion of travel market in India is the major growth driver of our Air Ticketing transactions and Gross Bookings in three months ended June 30, 2017. Our Net Revenue Margin in the current quarter remained flat as that of last year’s corresponding quarter.

Hotels and Packages. Revenue from our Hotels and Packages business increased by 6.6% to INR 1,833.3 million in the three months ended June 30, 2017 from INR 1,720.5 million in the three months ended June 30, 2016. Our Revenue Less Service Cost for this segment increased by 38.8% to INR 438.5 million in the three months ended June 30, 2017 from INR 315.8 million in the three months ended June 30, 2016. This growth was due to an increase in our Gross Bookings by 16.4% to INR 3.4 billion along with an increase in Net Revenue Margin to 13.0% during the three months ended June 30, 2017 as compared to 10.9% during the three months ended June 30, 2016. The increase in Net Revenue Margin is due to change in business mix skewed more towards standalone hotels and higher margins as negotiated from the suppliers.

Other Revenue. Our other revenue grew by 124.5% to INR 130.4 million in the three months ended June 30, 2017 from INR 58.1 million in the three months ended June 30, 2016. This increase was primarily on account of improvement in attach rates for Insurance booked along with air tickets thereby earning higher insurance facilitation fees.

Other Income. Our other income increased to INR 2.2 million in the three months ended June 30, 2017 from INR 1.4 million in the three months ended June 30, 2016.

Personnel Expenses. Our personnel expenses increased by 95.6% to INR 724.9 million in the three months ended June 30, 2017 from INR 370.6 million in the three months ended June 30, 2016. This increase was primarily on account of increase in employee share-based payment expense to INR 271.5 million in the three months ended June 30, 2017 from INR 3.6 million in the three months ended June 30, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 23.5% for the three months ended June 30, 2017. This increase was on account of annual salary increments and increase in employee headcount primarily in technology and product development functions.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 248.7% to INR 1,153 million in the three months ended June 30, 2017 from INR 330.6 million in the three months ended June 30, 2016 primarily on account of increases due to marketing campaigns with our new Brand ambassador on TV and print media, consumer promotions and loyalty incentive programs.

Other Operating Expenses. Other operating expenses increased by 24.9% to INR 638.4 million in the three months ended June 30, 2017 from INR 511 million in the three months ended June 30, 2016 primarily on account of increase in commission and payment gateway expense due to increase in business volume and increase in legal and professional expenses.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 35.8% to INR 88.7 million in the three months ended June 30, 2017 from INR 65.3 million in the three months ended June 30, 2016 primarily as a result of an increase in amortization expense.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 970.6 million in the three months ended June 30, 2017. Our loss for the three months ended June 30, 2016 was INR 55.9 million. Excluding the employee share-based compensation costs, the operating loss would have been INR 699 million for three months ended June 30, 2017 as compared to INR 52.3 million for three months ended June 30, 20161.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 1.6 million in the three months ended June 30, 2017 from INR 2.6 million in the three months ended June 30, 2016.

Finance Income. Our finance income increased to INR 50.6 million in the three months ended June 30, 2017 from INR 25.4 million in the three months ended June 30, 2016.The increase is primarily due to the increase in the interest income from our bank deposits.

Finance Costs. Our finance costs decreased to INR 11.7 million in the three months ended June 30, 2017 as compared to INR 34.2 million in the three months ended June 30, 2016. The decrease was on mainly account of decrease in borrowings.

Change in fair value of warrants. The increase in cost was on account of change in the fair market value of warrants by INR 2,180.1 million.

Income Tax Expense. Our income tax expense during the three months ended June 30, 2017 was INR 12.6 million compared to an expense of INR 13.9 million during the three months ended June 30, 2016. This was primarily on account of lower taxable income in some of our subsidiaries.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended June 30, 2017 was INR 3,125.9 million as compared to a loss of INR 81 million in the three months ended June 30, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants , the loss would have been at INR 674.3 million for three months ended June 30, 2017 and INR 77.5 million for three months ended June 30, 20161.

Basic and Diluted Loss per Share. Basic and diluted loss per share was INR 91.86 in the three months ended June 30, 2017 as compared to basic and diluted loss per share of INR 3.71 in the three months ended June 30, 2016. After adjusting for employee share based compensation costs and net change in fair value of warrants, basic and diluted loss per share would have been INR 19.57 in the three months ended June 30, 2017 as compared to INR 3.55 in the three months ended June 30, 20161.

Liquidity. As of June 30, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 4,281.1 million as compared to INR 1,344 million as on June 30, 2016.

Note:

1.	See section “Certain Non-IFRS Measures”

Conference Call

Yatra will host a conference call to discuss the company’s unaudited results for the three months ended June 30, 2017 beginning at 8:30 AM Eastern Standard Time (or 6:00 PM India Standard Time) on August 7, 2017. To participate, please dial International dial-in number: +1-(719)-325-2359. Thereafter, callers will be prompted to enter the Conference ID: 5101136 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

Our non-GAAP financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Change in fair value of warrants – Consequent to consummation of the business combination with Terrapin 3 Acquisition Corp on December 16, 2016, the Company assumed the liability for 34.67 million warrants having right to subscribe for 17.33 million ordinary shares of Yatra Online, Inc. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-GAAP financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-GAAP financial measures exclude share-based compensation cost and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations, Loss for the Period and Adjusted Basic and Diluted Loss Per Share.

The following table reconciles our results from operations (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended June 30,
	2017	2016
Amount in INR thousands
Results from operations (as per IFRS)*	(970,580)	(55,889)
Depreciation and amortization	88,684	65,300
EBITDA	(881,896)	9,411
Employee share-based compensation costs	271,545	3,597
Adjusted EBITDA (Loss)	(610,351)	13,008

* Does not include “share of loss of joint ventures”.

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended June 30,
	2017	2016
Amount in INR thousands
Results from operations (as per IFRS)	(970,580)	(55,889)
Employee share-based compensation costs	271,545	3,597
Adjusted Results from Operations	(699,035)	(52,292)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended June 30,
	2017	2016
Amount in INR thousands
Loss for the period (as per IFRS)	(3,125,933)	(80,965)
Employee share-based compensation costs	271,545	3,597
Net change in fair value of warrants	2,180,085	(154)
Adjusted Loss for the Period	(674,303)	(77,522)

The following table reconciles Basic and Diluted loss per share (an IFRS measure) to Adjusted Basic and Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic and Diluted Loss (Per Share) (unaudited)	Three months ended June 30,
	2017	2016

Basic and diluted loss per share (as per IFRS)	(91.86)	(3.71)
Employee share-based compensation costs	7.88	0.17
Net change in fair value of warrants	64.41	(0.01)
Adjusted Basic and Diluted Loss Per Share	(19.57)	(3.55)

The following table reconciles our Revenue (an IFRS measure), to Revenue Less Service Cost (a non-IFRS measure):

	Air ticketing		Hotels and Packages		Others (including Other Income)		Total
	Three months ended June 30,
Amount in INR thousands except %	2017	2016	2017	2016	2017	2016	2017	2016
	Unaudited
Revenue	1,063,288	846,292	1,833,337	1,720,545	132,671	59,505	3,029,296	2,626,342
Service cost	-	-	(1,394,875)	(1,404,710)	-	-	(1,394,875)	(1,404,710)
Revenue Less Service Cost	1,063,288	846,292	438,462	315,835	132,671	59,505	1,634,421	1,221,632

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slowdown of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurgaon, India, we are a onestopshop for all travel related services. A brand that believes in "Creating Happy Travelers," we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs. As a leading consolidator of accommodation options, we provide real-time bookings for more than 64,500 hotels in India and over 500,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

FOR THREE MONTHS ENDED JUNE 30, 2017

(Amounts in thousands, except per share data and number of shares)

	Three months ended June 30,
	2017		2016
	Unaudited
	INR	USD	INR
Revenue
Rendering of services	2,917,520	45,149	2,577,492
Other revenue	109,551	1,695	47,448
Total revenue	3,027,071	46,844	2,624,940

Other income	2,225	34	1,402

Service cost	1,394,875	21,586	1,404,710
Personnel expenses	724,938	11,218	370,641
Marketing and sales promotion expenses	1,152,952	17,842	330,607
Other operating expenses	638,427	9,880	510,973
Depreciation and amortization	88,684	1,372	65,300
Results from operations	(970,580)	(15,020)	(55,889)

Share of loss of joint venture	(1,554)	(24)	(2,569)
Finance income	50,574	783	25,372
Finance costs	(11,726)	(181)	(34,163)
Change in fair value of warrants – (loss)/gain	(2,180,085)	(33,737)	154
Loss before income taxes	(3,113,371)	(48,179)	(67,095)
Income tax expense	(12,562)	(194)	(13,870)
Loss for the period	(3,125,933)	(48,373)	(80,965)

Other comprehensive loss
Items not to be reclassified to profit or loss in subsequent periods(net of taxes)
Remeasurement loss on defined benefit plan	(10,121)	(157)	(5,930)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	(8,642)	(134)	(19,964)

Other comprehensive loss for the period, net of tax	(18,763)	(291)	(25,894)
Total comprehensive loss for the period, net of tax	(3,144,696)	(48,664)	(106,859)

Loss attributable to :
Owners of the Parent Company	(3,109,200)	(48,114)	(79,049)
Non-Controlling interest	(16,733)	(259)	(1,916)
Loss for the period	(3,125,933)	(48,373)	(80,965)

Total comprehensive loss attributable to :
Owners of the Parent Company	(3,127,827)	(48,403)	(104,812)
Non-Controlling interest	(16,869)	(261)	(2,047)
Total comprehensive loss for the period	(3,144,696)	(48,664)	(106,859)

Loss per share
Basic	(91.86)	(1.42)	(3.71)
Diluted	(91.86)	(1.42)	(3.71)

Weighted average number of ordinary shares outstanding was used in computing basic/diluted earnings per share (EPS).

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2017

(Amounts in thousands, except per share data and number of shares)

	June 30, 2017		March 31, 2017
	Unaudited		Audited
	INR	USD	INR
Assets
Non-current assets
Property, plant and equipment	178,274	2,759	141,646
Intangible assets and goodwill	1,655,025	25,612	1,609,103
Prepayments and other assets	4,554	70	4,935
Other financial assets	87,129	1,348	82,177
Other non financial assets	83,058	1,285	82,404
Deferred tax asset	37,142	575	35,874
Total non current assets	2,045,182	31,649	1,956,139

Current assets
Inventories	8,455	132	14,222
Trade and other receivables	2,222,000	34,386	1,970,375
Prepayments and other assets	780,996	12,086	744,490
Income tax recoverable	326,133	5,047	292,763
Other current financial assets	2,785,105	43,100	3,063,815
Cash and cash equivalents	1,542,902	23,877	1,532,629
Total current assets	7,665,591	118,628	7,618,294

Total assets	9,710,773	150,277	9,574,433

Equity and liabilities
Equity
Share capital	655	10	633
Share premium	14,660,710	226,876	14,438,936
Treasury Shares	(48,299)	(747)	(54,371)
Other capital reserve	669,206	10,356	733,448
Accumulated deficit	(15,121,855)	(234,012)	(12,003,430)
Foreign currency translation reserve	13,337	206	22,271
Total equity attributable to equity holders of the company	173,754	2,689	3,137,487
Total Non controlling Interest	35,213	545	52,082
Total Equity	208,967	3,234	3,189,569

Non current liabilities
Borrowings	32,022	496	30,902
Employee benefits	63,477	982	55,207
Deferred revenue	422,229	6,534	458,703
Other financial liabilities	5,930	92	4,979
Other non financial liability	3,340	52	3,598
Total Non current liabilities	526,998	8,156	553,389

Current liabilities
Borrowings	247,175	3,825	13,974
Trade and other payables	3,667,749	56,759	3,148,544
Employee benefits	59,370	919	49,147
Deferred revenue	529,983	8,202	539,562
Other taxes payable	15,338	237	14,563
Income taxes payable	4,054	63	-
Other financial liabilities	3,608,133	55,836	1,450,623
Other current liabilities	843,006	13,046	615,062
Total current liabilities	8,974,808	138,887	5,831,475
Total liabilities	9,501,806	147,043	6,384,864
Total equity and liabilities	9,710,773	150,277	9,574,433

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED JUNE 30, 2017

(Amounts in thousands, except per share data and number of shares)

	Three months ended June 30,
	2017		2016
	Unaudited
	INR	USD	INR
Cash flows from operating activities:
Loss before tax	(3,113,371)	(48,179)	(67,095)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	88,684	1,372	65,300
Contingent dividend	(93)	(1)	-
Finance income	(50,410)	(780)	(25,091)
Finance costs	2,465	38	22,423
Unrealized foreign exchange loss/(gain)	1,896	29	(401)
Profit on disposal of property, plant and equipment	(58)	(1)	-
Change in fair value of warrants - loss/(gain)	2,180,085	33,737	(154)
Excess provision written back	(1,564)	(24)	(5,086)
Advances written off	(107)	(2)	-
Trade and other receivables provision / written-off	19,534	302	17,672
Share of loss of a joint venture	1,554	24	2,569
Share-based payment expense	271,545	4,202	3,597
Working capital changes:
Increase in trade and other receivables	(297,424)	(4,603)	(139,613)
Decrease/(increase) in inventories	5,883	90	(4,582)
Increase in trade and other payables	551,510	8,535	208,867
Direct taxes paid (net of refunds)	(42,405)	(656)	(30,340)
Net cash (used in)/from operating activities	(382,277)	(5,917)	48,066

Cash flows from investing activities:
Purchase of property, plant and equipment	(47,184)	(730)	(14,947)
Proceeds from sale of property, plant and equipment	101	2	-
Purchase/development of intangible assets	(99,861)	(1,545)	(83,815)
Investment in term deposits	(586,320)	(9,073)	(8,940)
Proceeds from term deposits	903,286	13,978	-
Interest received	1,532	24	23,704
Net cash from/(used in) investing activities	171,554	2,656	(83,998)

Cash flows from financing activities:
Proceeds from issue of equity shares	2,416	37	-
Transaction with equity shareholders	(1,117)	(17)	-
Repayment of borrowings	-	-	(24,421)
Repayment of vehicle loan	(3,900)	(60)	(3,526)
Interest paid on term loan	-	-	(6,871)
Interest paid on vehicle loan	(939)	(15)	(853)
Interest paid on bank overdraft	(1,526)	(24)	(2,117)
Net cash used in financing activities	(5,066)	(79)	(37,788)

Net decrease in cash and cash equivalents	(215,789)	(3,340)	(73,720)

Effect of exchange differences on cash and cash equivalents	(6,620)	(102)	(19,786)
Cash and cash equivalents at the beginning of the year	1,532,629	23,718	389,664
Closing cash and cash equivalents at the end of the year	1,310,220	20,276	296,158

Components of cash and cash equivalents:
Cash on hand	8,637	134	2,892
Balances with banks
On current account	1,384,326	21,423	201,844
Credit card collection in hand	149,939	2,320	107,267
Total cash and cash equivalents	1,542,902	23,877	312,003
Less: Bank overdrafts	(232,682)	(3,601)	(15,845)
Total cash and cash equivalents	1,310,220	20,276	296,158

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for THREE MONTHS ENDED June 30, 2017

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2017	633	14,438,936	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

Loss for the period	-	-	-	(3,109,200)	-	-	(3,109,200)	(16,733)	(3,125,933)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	(8,642)	(8,642)	-	(8,642)
Remeasurement loss on defined benefit plan	-	-	-	(9,985)	-	-	(9,985)	(136)	(10,121)
Total other comprehensive loss	-	-	-	(9,985)	-	(8,642)	(18,627)	(136)	(18,763)

Total comprehensive loss	-	-	-	(3,119,185)	-	(8,642)	(3,127,827)	(16,869)	(3,144,696)

Share based payments	-	-	-	760	270,784	-	271,544	-	271,544
Transaction with equity shareholders*	-	(112,407)	-	-	-	-	(112,406)	-	(112,406)
Exercise of options	22	334,181	6,072	-	(335,026)	(292)	4,956	-	4,956

Total contribution by owners	22	221,774	6,072	760	(64,242)	(292)	164,094	-	164,094

Balance as at June 30, 2017	655	14,660,710	(48,299)	(15,121,855)	669,206	13,337	173,754	35,213	208,967

*Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED Consolidated statement of changes in equity for THREE MONTHS ENDED June 30, 2016

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Preference share capital	Preference share premium	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2016	27	121,203	196	6,179,568	(6,023,690)	174,820	(22,652)	429,472	11,586	441,058

Loss for the period	-	-	-	-	(79,049)	-	-	(79,049)	(1,916)	(80,965)

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(19,964)	(19,964)	-	(19,964)
Remeasurement loss on defined benefit plan	-	-	-	-	(5,799)	-	-	(5,799)	(131)	(5,930)
Total other comprehensive loss	-	-	-	-	(5,799)	-	(19,964)	(25,763)	(131)	(25,894)

Total comprehensive loss	-	-	-	-	(84,848)	-	(19,964)	(104,812)	(2,047)	(106,859)

Share based payments	-	-	-	-	-	3,597	-	3,597	-	3,597

Balance as at June 30, 2016	27	121,203	196	6,179,568	(6,108,538)	178,417	(42,616)	328,257	9,539	337,796

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	Three months ended June 30,
	2017	2016
(in thousands except %)
Quantitative details *
Air Passengers Booked	1,873	1,633
Stand-alone Hotel Room Nights Booked	469	275
Packages Passengers Travelled	54	48
Amount in INR thousands except %
Gross Bookings
Air Ticketing	17,355,888	13,801,614
Hotels and Packages	3,371,087	2,896,461
Revenue Less Service Cost
Air Ticketing	1,063,288	846,292
Hotels and Packages	438,462	315,835
Others	132,671	59,504
Total	1,634,421	1,221,632
Net Revenue Margin (%)**
Air Ticketing	6.1%	6.1%
Hotels and Packages	13.0%	10.9%

*	Quantitative details are considered on Gross basis.
**	Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.